Exhibit 99.1

BANCO INTER S.A.

Corporate Taxpayer’s ID (CNPJ/ME) nº 00.416.968/0001-01

Company Registry (NIRE) 31.300.010-864
(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

MANUAL FOR PARTICIPATION AND MANAGEMENT PROPOSAL RESUBMISSION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), informs to its shareholders and to the market in general, that as of this date, it resubmitted the Management Proposal (“Management Proposal”) for the Extraordinary General Meeting to be held on May 12th, 2022 at 10:30 a.m. Brazil time (“EGM 05/12/2022”).

The resubmission has the intention to (i) confirm the execution of the instrument related to the financing of the Cash Out Option (as defined in the Protocol and Justification), and (ii) update information related to withdrawal rights granted to the shareholders in light of the discussions to be held at the EGM 05/12/2022. The same adjustments have been reflected in the Protocol and Justification for the Merger of Banco Inter Shares by Inter Holding Financeira S.A. (“Protocol and Justification”), which has been amended on the date of this Notice to the Market.

In regards to the withdrawal rights, the Management Proposal contains the same structure as the one presented for the corporate reorganization approved by the EGM held on November 25th 2021 (the “EGM of 11/25/2021”). The transaction to be discussed on the EGM 05/12/2022 contains differences related to the one disclosed on 05/24/2021 and approved by the EGM of 25/11/2021. In light of such changes and considering the clarifications provided to the Comissao de Valores Mobiliarios (“CVM”), the Management Proposal has been updated to: (i) extend the withdrawal right to the holders of preferred and common shares of Inter, and (ii) indicate that the withdrawal rights will be granted to the shareholders of Inter that have been owners of such ordinary or preferred shares (including those held in the format of units) at the closing of the trading day of April 14th 2022 (date immediately prior to the release of the relevant fact that announced the corporate reorganization).

The Manual for Participation and the Management Proposal and the related updated documentation are available to all shareholders at Inter’s offices and in our websites (i) of investor relations (www.ri.bancointer.com.br); (ii) on the CVM (www.gov.br/cvm), and (iii) on the B3 exchange (www.b3.com.br).

Belo Horizonte, April 29, 2022

HELENA LOPES CALDEIRA
CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC’s website (www.sec.gov).

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